VF 6-3-05

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05043148

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ANNUAL AUDITED REPORT FORM X-17A-5 PART III

SEC FILE NUMBER
8- 49561

JUN - 1 2005

FACING PAGE

Information Required of Brokers and Dealers Pursuant to Section 17 of the Securities Exchange Act of 1934 and Rule 17a-5 Thereunder

REPORT FOR THE PERIOD BEGINNING April 1, 2004 (MM/DD/YY) AND ENDING March 31, 2005 (MM/DD/YY)

A. REGISTRANT IDENTIFICATION

NAME OF BROKER-DEALER: Wolverton Securities USA Ltd.

OFFICIAL USE ONLY
FIRM I.D. NO.

ADDRESS OF PRINCIPAL PLACE OF BUSINESS: (Do not use P.O. Box No.)

#1700 - 777 Dunsmuir Street
(No. and Street)

Vancouver	British Columbia	V7Y 1J5
(City)	(State)	(Zip Code)

NAME AND TELEPHONE NUMBER OF PERSON TO CONTACT IN REGARD TO THIS REPORT

Ellen C. Paterson 604-632-0001
(Area Code – Telephone Number)

B. ACCOUNTANT IDENTIFICATION

INDEPENDENT PUBLIC ACCOUNTANT whose opinion is contained in this Report*

Guthrie Harwood & Company
(Name – *if individual, state last, first, middle name*)

#706 - 675 West Hastings Street	Vancouver, B.C.		V6B 1N2
(Address)	(City)	(State)	(Zip Code)

PROCESSED
JUN 1 4 2005
THOMSON FINANCIAL

CHECK ONE:

- ☐ Certified Public Accountant
- ☐ Public Accountant
- ☒ Accountant not resident in United States or any of its possessions.

FOR OFFICIAL USE ONLY

**Claims for exemption from the requirement that the annual report be covered by the opinion of an independent public accountant must be supported by a statement of facts and circumstances relied on as the basis for the exemption. See Section 240.17a-5(e)(2)*

SEC 1410 (06-02)

Potential persons who are to respond to the collection of information contained in this form are not required to respond unless the form displays a currently valid OMB control number.

OATH OR AFFIRMATION

I, Brent Wolverton, swear (or affirm) that, to the best of my knowledge and belief the accompanying financial statement and supporting schedules pertaining to the firm of Wolverton Securities (USA), Ltd., as of March 31, 2005, are true and correct. I further swear (or affirm) that neither the company nor any partner, proprietor, principal officer or director has any proprietary interest in any account classified solely as that of a customer, except as follows:

JOSEPH J. SAULNIER
Barrister & Solicitor
FARRIS, VAUGHAN, WILLS & MURPHY LLP
2500 - 700 West Georgia Street
P.O. Box 10026, Pacific Centre
Vancouver, BC V7Y 1B3



Signature

PRESIDENT
Title



Notary Public

This report ** contains (check all applicable boxes):

- ☒ (a) Facing Page.
- ☒ (b) Statement of Financial Condition.
- ☒ (c) Statement of Income (Loss).
- ☒ (d) Statement of Changes in Financial Condition.
- ☒ (e) Statement of Changes in Stockholders' Equity or Partners' or Sole Proprietors' Capital.
- ☒ (f) Statement of Changes in Liabilities Subordinated to Claims of Creditors.
- ☒ (g) Computation of Net Capital.
- ☒ (h) Computation for Determination of Reserve Requirements Pursuant to Rule 15c3-3.
- ☒ (i) Information Relating to the Possession or Control Requirements Under Rule 15c3-3.
- ☒ (j) A Reconciliation, including appropriate explanation of the Computation of Net Capital Under Rule 15c3-3 and the Computation for Determination of the Reserve Requirements Under Exhibit A of Rule 15c3-3.
- ☒ (k) A Reconciliation between the audited and unaudited Statements of Financial Condition with respect to methods of consolidation.
- ☒ (l) An Oath or Affirmation.
- ☒ (m) A copy of the SIPC Supplemental Report.
- ☒ (n) A report describing any material inadequacies found to exist or found to have existed since the date of the previous audit.

***For conditions of confidential treatment of certain portions of this filing, see section 240.17a-5(e)(3).*

WOLVERTON SECURITIES (USA), LTD.

FINANCIAL STATEMENTS

FOR THE YEAR ENDED

31ST MARCH, 2005.

Auditors' Report		
Statement of Financial Condition	Statement	I
Statement of Loss	Statement	II
Statement of Cash Flows	Statement	III
Notes to the Financial Statements	Statement	IV
Statement of Changes in Stockholders' Equity	Statement	V
Statement of Changes in Liabilities Subordinated to Claims of Creditors	Statement	VI
Computation of Net Capital	Statement	VII
Computation of Basic Net Capital Requirement	Statement	VIII
Computation of Aggregate Indebtedness	Statement	IX
Reconciliation of Net Capital	Statement	X
Statement of Material Inadequacies	Statement	XI
Report on Internal Control Structure	Statement	XII

GUTHRIE, HARWOOD & COMPANY

Chartered Accountants.

D. G. Guthrie, C.A.
F. H. Harwood, C.A.
W. H. Grayson, B.Com., C.A.

Telephone (604) 682-2805
Facsimile (604) 682-2807
706 - 675 West Hastings Street
Vancouver, B.C. V6B 1N2

AUDITORS' REPORT

To the Board of Directors of Wolverton Securities (USA), Ltd.:

We have audited the statement of financial condition of Wolverton Securities (USA), Ltd. as at 31st March, 2005 and the statements of loss and changes in cash flows for the year then ended. These financial statements are the responsibility of the Wolverton Securities (USA), Ltd.'s management. Our responsibility is to express an opinion on these financial statements based on our audit.

We conducted our audit in accordance with Canadian generally accepted auditing standards. Those standards require that we plan and perform an audit to obtain reasonable assurance whether the financial statements are free of material misstatement. An audit includes examining, on a test basis, evidence supporting the amounts and disclosures in the financial statements. An audit also includes assessing the accounting principles used and significant estimates made by management, as well as evaluation the overall financial statement presentation. We believe our audit provides a reasonable basis for our opinions.

In our opinion, these financial statements present fairly, in all material respects, the financial condition of Wolverton Securities (USA), Ltd. as at 31st March, 2005 and the results of its operations and the changes in cash flows for the year then ended in conformity with United States generally accepted accounting principles applied on a basis consistent with that of the preceding year.



GUTHRIE, HARWOOD & COMPANY

CHARTERED ACCOUNTANTS

Vancouver, B.C.
20th May, 2005.

Statement 1

WOLVERTON SECURITIES (USA), LTD.
STATEMENT OF FINANCIAL CONDITION AS AT 31ST MARCH, 2005.
(Expressed in U.S. Dollars)

ASSETS

CURRENT ASSETS

Cash			364,648
Receivables from brokers or dealers			50,000
Non-allowable assets			
- Accounts receivable	27,438		
- Membership in exchanges, at cost	3,184		
- Prepaid expense	8,415		39,037
		$	453,685

LIABILITIES

CURRENT LIABILITIES

Accounts payable - non-customers			87,997
- other			17,605
			105,602

SHAREHOLDERS' EQUITY

Share capital -			
Authorized: 1,000,000 shares of common stock with no par value			
Issued: 350,000 common shares	350,000		
Deficit - per statement	(1,917)		348,083
		$	453,685

The accompanying notes are an integral part of these financial statements.

APPROVED BY THE DIRECTORS:

Director: ____________________

Director: 

GUTHRIE, HARWOOD & COMPANY

WOLVERTON SECURITIES (USA), LTD.
STATEMENT OF LOSS
FOR THE YEAR ENDED 31ST MARCH, 2005.
(Expressed in U.S. Dollars)

INCOME		
Commission		260,718
Consulting fee		3,000
Interest		9,473
		273,191
EXPENSES		
Audit	2,020	
Bank charges	331	
Commission paid	130,359	
Professional dues	77,535	
Quotation	62,682	
Sundry	1,981	274,908
NET LOSS FOR THE YEAR		$ (1,717)

The accompanying notes are an integral part of these financial statements.

Statement III

WOLVERTON SECURITIES (USA) LTD.
STATEMENT OF CASH FLOWS
FOR THE YEAR ENDED 31ST MARCH, 2005.

INCREASE (DECREASE) IN CASH	
CASH FLOWS FROM OPERATING ACTIVITIES:	
Net loss	(1,717)
Adjustments to reconcile net income to net cash provided by operating activities:	
Decrease (increase) in assets:	
Receivables from brokers or dealers	50,000
Other assets	(20,868)
Decrease in liabilities:	
Accounts payable and accrued liabilities	(5,004)
NET INCREASE IN CASH	22,411
CASH, BEGINNING OF YEAR	342,237
CASH, END OF YEAR	$ 364,648

SUPPLEMENTAL DISCLOSURES OF CASH FLOWS INFORMATION:

Cash paid for interest	NIL
Cash paid for income taxes	NIL

The accompanying notes are an integral part of these financial statements.

WOLVERTON SECURITIES (USA), LTD.
NOTES TO THE FINANCIAL STATEMENTS
AS AT 31ST MARCH, 2005.
(Expressed in U.S. Dollars)

1. **Statues of Incorporation and Nature of Activities**

   The Company was incorporated on 3rd July, 1996 in the State of Washington, USA.

   The Company commenced operations in May, 1997.

2. **Significant Accounting Policies**

   Conversion of Foreign Currency
   Foreign currency (CDN $) has been translated to US dollars as follows:
   - Monetary assets and liabilities at the rates in effect as at 31st March, 2005.
   - Revenues and expenses at the rates in effect when the transaction occurred.

   The resulting gains or losses are reflected immediately in the operating results of the company.

3. **Share Capital**

   Authorized :
   1,000,000 shares of common stock with no par value
   Issued:

350,000 common shares	$350,000

4. **Related Party Transactions**

   During the period, the Company received consulting fees of $3,000 from its parent company, Wolverton Securities Ltd., a Canadian corporation.

   The company was charged $56,978 by its parent company for its proportionate share of operating expenses incurred.

WOLVERTON SECURITIES (USA), LTD.
STATEMENT OF CHANGES IN STOCKHOLDERS' EQUITY
FOR THE YEAR ENDED 31ST MARCH, 2005.
(Expressed in U.S. Dollars)

STOCKHOLDERS' EQUITY AT BEGINNING OF YEAR	349,800
NET LOSS FOR THE YEAR	(1,717)
STOCKHOLDERS' EQUITY AT END OF YEAR	$ 348,083

WOLVERTON SECURITIES (USA), LTD.
STATEMENT OF CHANGES IN LIABILITIES SUBORDINATED TO CLAIMS OF CREDITORS
FOR THE YEAR ENDED 31ST MARCH, 2005.
(Expressed in U.S. Dollars)

LIABILITIES SUBORDINATED TO CLAIMS OF CREDITORS AT BEGINNING AND END OF YEAR	$ NIL

Statement VII

WOLVERTON SECURITIES (USA), LTD.
COMPUTATION OF NET CAPITAL AS AT 31ST MARCH, 2005.
(Expressed in U.S. Dollars)

1. Total ownership equity (O/E)	348,083
2. Deduct O/E not allowable for net capital	-
3. Total O/E qualified for net capital	348,083
4. Add ons	-
5. Total cap and allowable subloans	348,083
6. Deduction - non-allowable assets	11,599
7. Other items	11,356
8. Net capital before haircuts	325,128
9. Haircuts on securities	-
10. Net capital	$ 325,128

WOLVERTON SECURITIES (USA), LTD.
COMPUTATION OF BASIC NET CAPITAL REQUIREMENT
AS AT 31ST MARCH, 2005.
(Expressed in U.S. Dollars)

Minimum Net Capital Required	7,040
Minimum Dollar Requirement	250,000
Net Capital Requirement	250,000
Excess Net Capital	75,128
Exc Net Cap @ 1000% (net cap - 10% of AI)	314,567

Statement IX

WOLVERTON SECURITIES (USA), LTD.
COMPUTATION OF AGGREGATE INDEBTEDNESS
AS AT 31ST MARCH, 2005.
(Expressed in U.S. Dollars)

Total Liabilities per Statement of Financial Condition	$ 105,602
Percentage of Aggregate Indebtedness to Net Capital	32%

Statement X

WOLVERTON SECURITIES (USA), LTD.
RECONCILIATION OF NET CAPITAL
AS AT 31ST MARCH, 2005.
(Expressed in U.S. Dollars)

Net Capital per Audited Financial Statements	325,128
Net Capital per Broker-Dealer's Unaudited Focus Filing	325,128
Difference	$ NIL

WOLVERTON SECURITIES (USA), LTD.
STATEMENT OF MATERIAL INADEQUACIES
AS AT 31ST MARCH, 2005.

Based on our audit of the above company as at 31st March, 2005, no material inadequacies were found to exist.

GUTHRIE, HARWOOD & COMPANY

WOLVERTON SECURITIES (USA), LTD.
REPORT ON INTERNAL CONTROL STRUCTURE
AS AT 31ST MARCH, 2005.

Board of Directors,
Wolverton Securities (USA), Ltd.:

In planning and performing our audit of the financial statements of Wolverton Securities (USA), Ltd., we considered its internal control, including control activities for safeguarding customer and firm assets, in order to determine our auditing procedures for the purpose of expressing our opinion on the financial statements and not to provide assurance on internal control.

The management of Wolverton Securities (USA), Ltd. is responsible for establishing and maintaining internal control and the practices and procedures required to provide management with reasonable but not absolute assurance that assets for which the Corporation has responsibility are safeguarded against loss from unauthorized use or disposition, and that transactions are executed in accordance with management authorization and recorded properly to permit preparation of financial statements in accordance with generally accepted accounting principles.

Because of inherent limitations in internal control or the practices and procedures referred to above, errors or fraud may occur and not be detected. Also, projection of any evaluation of them to future periods is subject to the risk that they may become inadequate because of changes in conditions or that the effectiveness of their design and operation may deteriorate.

Our consideration of internal control would not necessarily disclose all matters in internal control that might be material weaknesses under standards established by the American Institute of Certified Public Accountants. A material weakness is a condition in which the design or operation of one or more of the specific internal control components does not reduce to a relatively low level the risk that error or fraud in amounts that would be material in relation of the financial statements being audited may occur and not be detected within a timely period by employees in the normal course of performing their assigned functions. However, we noted no matters involving internal control, including controls for safeguarding customer and firm assets, that we consider to be material weaknesses as defined above.

This report is intended solely for the information and use of the Board of Directors, management and SEC and should not be used for any other purpose.

GUTHRIE, HARWOOD & COMPANY
CHARTERED ACCOUNTANTS

Vancouver, B.C.
20th May, 2005.